08003440

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SEC
Mail Processing
Section

JUN 23 2008

Washington, DC
100

PROCESSED

JUN 27 2008

THOMSON REUTERS

Re: Hannover Rückversicherung AG
Rule 12g3 - 2 (b) under the Securities Exchange Act of 1934 -
File No. 82-4627

June 20, 2008

SUPPL

Ladies and Gentlemen:

Reference is made to file no. 82-4627 and the exemption granted to Hannover Rückversicherung AG in connection with an American Depositary Receipt program.

In compliance with its duty to furnish to the Security and Exchange Commission the information as described in clauses (a), (b) and (c) of sub-paragraph (b) (1) (i) of Rule 12g3-2 after such information is made or is required to be made public by the company, Hannover Rückversicherung AG herewith submits an English and German version of its latest press release "Hannover Re completes innovative capital market transaction" as well as its latest newsletter "Hannover Re to cooperate with Indian reinsurer GIC Re".

Please contact the left undersigned by calling +49 511 5604-1500 if you have any questions or comments regarding the foregoing.

Best regards,

Stefan Schulz
Associate Director
Corporate Communications

Gabriele Bommersbach
Assistant
Corporate Communications

hannover re®

PRESS RELEASE

Hannover Re completes innovative capital market transaction

Hannover, 19 June 2008: Hannover Re has completed the first transaction as part of its extended Insurance-Linked Securities (ILS) activities. Property catastrophe risks of a number of US cedants have been pooled and transferred to the capital market in several tranches. In contrast to the company's previous securitisations, Hannover Re's interest here is not in protecting its own business but in directly transferring clients' business to the capital market.

"With this type of pooling and transformer function we enable ceding companies to access the capital market – even for risks that would not lend themselves to this on an independent basis", Chief Executive Officer Wilhelm Zeller explained.

The transferred portfolio consists exclusively of US catastrophe business, predominantly hurricane risks in Florida. The reinsurance intermediary Benfield brokered the relevant contracts and modelled the portfolio.

A special purpose entity named Globe Re was established in Bermuda for this transaction; it is capitalised at USD 133 million.

Globe Re is funded by an equity tranche of USD 33 million and a further USD 100 million in bonds. Benfield and Hannover Re have participated in the equity tranche in amounts of USD 20.5 million and USD 5 million respectively. The bonds – split into three tranches of "BBB-", "BB" and "B" according to Standard & Poor's rating categories – were placed with institutional investors primarily in North America. The investors receive an attractive coupon depending on the risk category. The term of the transaction is one year.

Hannover Re placed the world's first risk securitisation back in 1994 and has since gone on to realise altogether 15 innovative transactions for both non-life and life/health reinsurance. Globe Re is the first transaction to come out of the company's newly created Insurance-Linked Securities department. Set up at the turn of the year, this unit is tasked inter alia with pooling risks from primary insurers and transforming them into securities that can be placed on the capital market. In this context Hannover Re works together with international reinsurance brokers; the cooperation with the reinsurance intermediary Benfield is a first successful example of this approach.

For further information please contact:

Press and Public Relations / Investor Relations:
Stefan Schulz (tel. +49 / 511 / 56 04-15 00,
e-mail: stefan.schulz@hannover-re.com)

Press and Public Relations:
Gabriele Handrick (tel. +49 / 511 / 56 04-15 02,
e-mail: gabriele.handrick@hannover-re.com)

Investor Relations:
Daniela Gissinger (tel. +49 / 511 / 56 04-15 29,
e-mail: daniela.gissinger@hannover-re.com)

***Hannover Re**, with a gross premium of around 8 billion euro, is one of the leading reinsurance groups in the world. It transacts all lines of non-life and life and health reinsurance. It maintains business relations with more than 5,000 insurance companies in about 150 countries. Its worldwide network consists of more than 100 subsidiaries, branch and representative offices in around 20 countries with a total staff of roughly 1,800. The rating agencies most relevant to the insurance industry have awarded Hannover Re very strong insurer financial strength ratings (Standard & Poor's AA- "Very Strong" and A.M. Best A "Excellent").*

Hannover Rück mit innovativer Kapitalmarkt-transaktion

Hannover, 19. Juni 2008: Die Hannover Rück hat die erste Transaktion im Rahmen ihrer erweiterten Insurance-Linked Securities (ILS)-Aktivitäten abgeschlossen. Sach-Katastrophen-risiken mehrerer US-amerikanischer Zedenten wurden gebündelt und in mehreren Tranchen in den Kapitalmarkt transferiert. Anders als bei ihren bisherigen Verbriefungen geht es der Hannover Rück dabei nicht um den Schutz ihres eigenen Geschäfts, sondern um den unmittelbaren Transfer von Kundengeschäft in den Kapitalmarkt.

„Mit dieser Art von Pooling- und Transformeraktivität ermöglichen wir Zedenten auch für Risiken, die sich auf eigenständiger Basis nicht hierfür anbieten würden, den Zugang zum Kapitalmarkt", erklärte der Vorstandsvorsitzende Wilhelm Zeller.

Das transferierte Portefeuille besteht ausschließlich aus US-amerikanischem Katastrophengeschäft. Der größte Anteil entfällt auf Hurrikanrisiken in Florida. Das Maklerhaus Benfield hat die entsprechenden Verträge vermittelt und das Portefeuille modelliert.

Für diese Transaktion wurde eine Zweckgesellschaft mit dem Namen Globe Re in Bermuda gegründet; sie ist mit 133 Mio. USD kapitalisiert.

Globe Re finanziert sich mit einer Eigenkapitaltranche von 33 Mio. USD und weiteren 100 Mio. USD in Schuldver-schreibungen. An der Eigenkapitaltranche haben sich Benfield und Hannover Rück mit 20,5 Mio. USD bzw. 5 Mio. USD beteiligt. Die Schuldverschreibungen sind – entsprechend den Standard & Poor's-Ratingkategorien in drei Tranchen „BBB-", „BB" und „B" unterteilt – bei institutionellen Investoren hauptsächlich in Nordamerika platziert worden. Die Investoren erhalten entsprechend der Risikoklasse eine attraktive Verzinsung. Die Laufzeit der Transaktion beträgt ein Jahr.

Die Hannover Rück hat im Jahre 1994 die weltweit erste Risikoverbriefung platziert und seitdem insgesamt 15 innovative Transaktionen sowohl für die Schaden- als auch die Personen-Rückversicherung realisiert. Globe Re ist die erste Transaktion der Anfang des Jahres neu gegründeten Abteilung Insurance-Linked Securities, die u. a. Risiken von Erstversicherern bündelt und in kapitalmarktfähige Wertpapiere transformiert. Dabei

arbeitet die Hannover Rück mit internationalen Rückversicherungsmaklern zusammen; die Kooperation mit dem Maklerhaus Benfield ist ein erstes erfolgreiches Beispiel.

Für weitere Informationen wenden Sie sich bitte an:

Presse / Investor Relations:
Stefan Schulz (Tel. 0511 / 56 04-15 00,
E-Mail: stefan.schulz@hannover-re.com)

Presse:
Gabriele Handrick (Tel. 0511 / 56 04-15 02,
E-Mail: gabriele.handrick@hannover-re.com)

Investor Relations:
Daniela Gissinger (Tel. 0511 / 56 04-15 29,
E-Mail: daniela.gissinger@hannover-re.com)

Die Hannover Rück *ist mit einem Prämienvolumen von rund 8 Mrd. EUR eine der führenden Rückversicherungsgruppen der Welt. Sie betreibt alle Sparten der Schaden- und Personen-Rückversicherung und unterhält Rückversicherungsbeziehungen mit über 5.000 Versicherungsgesellschaften in rund 150 Ländern. Ihre weltweite Infrastruktur besteht aus über 100 Tochter- und Beteiligungsgesellschaften, Niederlassungen und Repräsentanzen in rund 20 Ländern mit ca. 1.800 Mitarbeitern. Das Deutschland-Geschäft der Gruppe wird von der Tochtergesellschaft E+S Rück betrieben. Die für die Versicherungswirtschaft wichtigen Ratingagenturen haben sowohl Hannover Rück als auch E+S Rück sehr gute Finanzkraft-Bewertungen zuerkannt (Standard & Poor's AA- „Very Strong"; A.M. Best A „Excellent").*

hannover **re**®

NEWSLETTER

***The Hannover Re NewsLetter** serves to provide institutional investors, financial analysts and journalists with background information on developments in the world of reinsurance, as well as to share new developments at Hannover Re.*

Hannover Re to cooperate with Indian reinsurer GIC Re

Hannover, 20 June 2008: Hannover Re has reached an exclusive cooperation agreement with India's government-owned reinsurer GIC Re regarding the joint development, marketing and underwriting of life reinsurance business in India. The agreement was signed today at a formal ceremony in Mumbai in the presence of the Indian Minister of State for Finance; it came into force with retroactive effect as from 1 April 2008. The goal of the cooperation, which is initially planned for a period of five years, is to jointly build up a profitable portfolio with strong growth potential in the highly promising Indian market.

In view of the current population of 1.1 billion and a rapidly growing middle class, India offers immense business potential in the medium term – especially in life insurance. "We are delighted that we are now in a position to maximise these market opportunities jointly with GIC Re and are pleased to have reached an agreement that is very fruitful for both parties", Wolf S. Becke, CEO of Hannover Life Re, stated. "While Hannover Re will enjoy faster access to the vigorously expanding Indian market, GIC Re – which has its roots in non-life reinsurance – will profit from our long-standing expertise in life reinsurance and can utilise Hannover Life Re's international network." The two companies will operate on the Indian market as equal partners and will underscore their cooperation with joint marketing activities.

By way of further support Hannover Re is also planning to establish a service company in Mumbai, although Indian business will continue to be underwritten from the company's Home Office in Germany. The representative office, which is currently still in the establishment phase, is expected to commence its business activities in the autumn of this year and is intended to enhance Hannover Re's sales prospects and client support capabilities in the Indian insurance market.

For further information please contact:

Press and Public Relations / Investor Relations:
Stefan Schulz (tel. +49 / 511 / 56 04-15 00,
e-mail: stefan.schulz@hannover-re.com)

Press and Public Relations:
Gabriele Handrick (tel. +49 / 511 / 56 04-15 02,
e-mail: gabriele.handrick@hannover-re.com)

Investor Relations:
Daniela Gissinger (Tel. +49 / 5 11 / 56 04-15 29,
e-Mail: daniela.gissinger@hannover-re.com)

***Hannover Re**, with a gross premium of around 8 billion euro, is one of the leading reinsurance groups in the world. It transacts all lines of non-life and life and health reinsurance. It maintains business relations with more than 5,000 insurance companies in about 150 countries. Its worldwide network consists of more than 100 subsidiaries, branch and representative offices in around 20 countries with a total staff of roughly 1,800. The rating agencies most relevant to the insurance industry have awarded Hannover Re very strong insurer financial strength ratings (Standard & Poor's AA- "Very Strong" and A.M. Best A "Excellent").*

hannover **rück**

INFOBRIEF

***Der InfoBrief ist** ein Medium, mit dem die Hannover Rück institutionellen Anlegern sowie Finanzanalysten und -journalisten in unregelmäßigen Abständen Hintergrundinformationen zu Entwicklungen der Branche vermittelt und über Neues aus dem Hause der Hannover Rück berichtet.*

Hannover Rück kooperiert mit indischem Rückversicherer GIC Re

Hannover, 20. Juni 2008: Die Hannover Rück hat mit dem staatlichen indischen Rückversicherer GIC Re exklusiv ein Kooperationsabkommen über die gemeinsame Entwicklung, Vermarktung und Zeichnung von Lebensrückversicherungsgeschäft in Indien geschlossen. Das Übereinkommen wurde heute im Rahmen einer feierlichen Zeremonie im Beisein des indischen Staatsministers für Finanzen in Mumbai unterzeichnet; es tritt rückwirkend zum 1. April 2008 in Kraft. Ziel der zunächst über fünf Jahre geplanten Zusammenarbeit ist der gemeinsame Aufbau eines profitablen und wachstumsfähigen Portefeuilles im vielversprechenden indischen Markt.

Mit einer derzeitigen Einwohnerzahl von 1,1 Mrd. und einer stark wachsenden Mittelschicht bietet Indien insbesondere im Bereich der Lebensversicherung mittelfristig ein immenses Geschäftspotenzial. „Wir freuen uns, diese Marktchancen nun gemeinsam mit der GIC Re ausschöpfen zu können und eine für beide Seiten sehr fruchtbare Übereinkunft erzielt zu haben", erklärte der für die Personen-Rückversicherung zuständige Vorstand Dr. Wolf Becke. „Während sich der Hannover Rück ein schnellerer Zugang zum stark expandierenden indischen Markt erschließt, profitiert die GIC Re, die ihre Wurzeln in der Schaden-Rückversicherung hat, von unserer langjährigen Expertise in der Lebensrückversicherung und kann das internationale Netzwerk der Hannover Life Re nutzen." Die beiden Gesellschaften werden als gleichwertige Partner im indischen Markt auftreten und ihre Zusammenarbeit durch ein gemeinschaftliches Marketing unterstreichen.

Zur weiteren Unterstützung plant die Hannover Rück zudem die Etablierung einer Servicegesellschaft in Mumbai, wobei das Underwriting für Geschäft in Indien unverändert über ihre Zentrale in Deutschland erfolgen wird. Die sich zurzeit noch in der Gründung befindliche Vertretung wird ihren Geschäftsbetrieb voraussichtlich im Herbst dieses Jahres aufnehmen und soll Absatzperspektiven wie Kundenbetreuung der Hannover Rück im indischen Versicherungsmarkt verbessern.

Für weitere Informationen wenden Sie sich bitte an:

Presse / Investor Relations:
Stefan Schulz (Tel. 05 11 / 56 04-15 00, E-Mail: stefan.schulz@hannover-re.com)

Presse:
Gabriele Handrick (Tel. 05 11 / 56 04-15 02, E-Mail: gabriele.handrick@hannover-re.com)

Investor Relations:
Daniela Gissinger (Tel. 05 11 / 56 04-15 29, E-Mail: daniela.gissinger@hannover-re.com)

***Die Hannover Rück** ist mit einem Prämienvolumen von rund 8 Mrd. EUR eine der führenden Rückversicherungsgruppen der Welt. Sie betreibt alle Sparten der Schaden- und Personen-Rückversicherung und unterhält Rückversicherungsbeziehungen mit über 5.000 Versicherungsgesellschaften in rund 150 Ländern. Ihre weltweite Infrastruktur besteht aus über 100 Tochter- und Beteiligungsgesellschaften, Niederlassungen und Repräsentanzen in rund 20 Ländern mit ca. 1.800 Mitarbeitern. Das Deutschland-Geschäft der Gruppe wird von der Tochtergesellschaft E+S Rück betrieben. Die für die Versicherungswirtschaft wichtigen Ratingagenturen haben sowohl Hannover Rück als auch E+S Rück sehr gute Finanzkraft-Bewertungen zuerkannt (Standard & Poor's AA- „Very Strong"; A.M. Best A „Excellent").*

END